As filed with the Securities and Exchange Commission on March 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

John Hancock Patriot Premium Dividend Fund II
(Name of Subject Company (issuer))

John Hancock Patriot Premium Dividend Fund II

(Name of Filing Person (offeror))

SHARES OF COMMON STOCK

(Title of Class of Securities)

41013T105

(CUSIP Number of Class of Securities)

Alfred P. Ouellette
Senior Counsel and Assistant Secretary
601 Congress Street

Boston, Massachusetts 02210

(617) 663-4324

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to: Mark P. Goshko, Esq. K&L Gates LLP One Lincoln Street Boston, Massachusetts 02111

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$20,232,560(a)	$795.14 (b)

(a)     Calculated as the aggregate maximum purchase price to be paid for 2,629,996 shares in the offer, based upon a price of $7.69 (98% of the net asset value per share of $7.85 on February 5, 2009).

(b)     Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

☒     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

☐    Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:    $795.14                Filing Party:    John Hancock Patriot Premium Dividend Fund II
Form or Registration No.:   Schedule TO        Date Filed:      February 26, 2009

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2009 by John Hancock Patriot Premium Dividend Fund II, a Massachusetts business trust (the “Fund”), relating to an offer to purchase for cash up to 5% of its outstanding shares, or 2,629,996 of the Fund’s issued and outstanding shares of Common Stock, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1-11:           Not applicable.

Item 12. EXHIBITS

Exhibit No.         Description

(a)(5)(ii)               Press release issued on March 30, 2009

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Hancock Patriot Premium Dividend Fund II

By:	/s/ Alfred P. Ouellette
Name:	Alfred P. Ouellette
Title:	Senior Counsel and Assistant Secretary

Dated: March 30, 2009

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(5)(ii)	Press release issued on March 30, 2009.